UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tuniu Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

89977P106(1)

(CUSIP Number)

Haifeng Yan

 Tuniu Building No. 699-32

Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210042

People’s Republic of China

Tel: +86 25 8685-3969

With a copy to:

Z. Julie Gao, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Phone:  (852) 3740-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the American Depositary Shares of Tuniu Corporation, each representing three Class A Ordinary Shares.

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1	Names of Reporting Persons Haifeng Yan
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 2,279,682 Class A ordinary shares
		8	Shared Voting Power 6,949,997 Class B ordinary shares 4,104,137 Class A ordinary shares
		9	Sole Dispositive Power 2,279,682 Class A ordinary shares
		10	Shared Dispositive Power 6,949,997 Class B ordinary shares 4,104,137 Class A ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,383,819 Class A ordinary shares 6,949,997 Class B ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.9% (1)
14	Type of Reporting Person (See Instructions) HC, IN

(1)  Calculation is based on the total number of ordinary shares in Row 11 above divided by the total number of ordinary shares outstanding as of December 31, 2014, which was 192,072,453, consisting of  86,124,407 Class A ordinary shares and 105,948,046 Class B ordinary shares and including the 6,000,000 Class A Shares issued to the depositary bank of the Issuer under reservation for future grants under the Issuer’s share incentive plan. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

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1	Names of Reporting Persons Verne Capital Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 6,949,997 Class B ordinary shares 4,104,137 Class A ordinary shares
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 6,949,997 Class B ordinary shares 4,104,137 Class A ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,949,997 Class B ordinary shares 4,104,137 Class A ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.8% (1)
14	Type of Reporting Person (See Instructions) CO

(1)  Calculation is based on the total number of ordinary shares in Row 11 above divided by the total number of ordinary shares outstanding as of December 31, 2014, which was 192,072,453, consisting of  86,124,407 Class A ordinary shares and 105,948,046 Class B ordinary shares and including the 6,000,000 Class A Shares issued to the depositary bank of the Issuer under reservation for future grants under the Issuer’s share incentive plan. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

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Item 1.   Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0001 per share, of Tuniu Corporation, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Tuniu Building No. 699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), each representing three Class A ordinary shares of the Issuer (the “Class A Shares”), are listed on the NASDAQ Global Market under the symbol “TOUR.” The Reporting Persons (as defined below) beneficially own Class A Shares and Class B ordinary shares of the Issuer (the “Class B Shares,” and together with the Class A Shares, the “Ordinary Shares”).

Holders of Class A Shares are entitled to one vote per share, while holders of Class B Shares are entitled to ten votes per share. Holders of Class A Shares and Class B Shares vote together as one class on all matters that require a shareholders’ vote. Each Class B Share is convertible into one Class A Share at any time by the holder thereof, while Class A Shares are not convertible into Class B Shares under any circumstance.

Item 2.   Identity and Background.

This Statement is being filed by Verne Capital Limited, a company organized under the laws of the British Virgin Islands (“Verne”), and Mr. Haifeng Yan, the chairman of the board of directors and chief operating officer of the Issuer. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Verne is solely engaged in holding, distributing or effecting any sale of securities held by it. Its registered office is Quastisky Building, P.O. Box 4389, Road Town, Tortola, the British Virgin Islands and its executive offices are located at Tuniu Building No. 699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Verne are set forth on Schedule A hereto and are incorporated herein by reference.

Verne is wholly owned by Magic Worldwide Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yan’s family is the beneficiary.

Mr. Haifeng Yan is currently resident in, and a citizen of, the People’s Republic of China. His principal occupation is a director and chief operating officer of the Issuer.  The business address of the Issuer and Mr. Yan is Tuniu Building, No.699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China.

During the last five years, neither of the Reporting Persons and, to the best of their knowledge, none of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons entered into a Joint Filing Agreement on January 4, 2014 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the

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provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.A.

Item 3.   Source and Amount of Funds or Other Consideration.

Verne, together with (i) Unicorn Riches Limited (“Unicorn”), a special purpose vehicle of Hony Capital, (ii) JD.com E-commerce (Investment) Hong Kong Corporation Limited, a special purpose vehicle of JD.com Inc. (Nasdaq:JD), (iii) Ctrip Investment Holding Ltd., a subsidiary of Ctrip.com International, Ltd. (Nasdaq:CTRP) and (iv) Dragon Rabbit Capital Limited, a personal holding companies of the Issuer’s chief executive officer, entered into a Share Subscription Agreement with Issuer on December 15, 2014 (the “Share Subscription Agreement”), a copy of which is attached hereto as Exhibit 99.B. The description of the Share Subscription Agreement contained herein is qualified in its entirety by reference to Exhibit 99.B, which are incorporated herein by reference.

Pursuant to the Share Subscription Agreement, the Issuer issued to Verne 4,104,137 Class A Shares (the “Subscription Shares”), representing 2.1% of the Issuer’s outstanding Ordinary Shares, 4.8% of the Issuer’s outstanding Class A Shares and 0.4% of total voting power at the Issuer, at a closing that occurred on December 31, 2014 (the “Closing Date”).

To fund part of the purchase of the Subscription Shares, Verne and Unicorn entered into a Loan Agreement on December 30, 2014 (the “Loan Agreement”), pursuant to which Verne obtained a 13-month term loan from Unicorn in the principal amount of US$15,000,000 (the “Loan”). A copy of the Loan Agreement is attached hereto as Exhibit 99.C.

The funds used to purchase the remainder of the Subscription Shares were obtained from the working capital of Verne, contributed by Mr. Haifeng Yan.

Item 4.   Purpose of Transaction.

The information set forth in Item 3 and Item 6 is hereby incorporated by reference in this Item 4.

As described in Item 3 above and Item 6 below, which descriptions are incorporated by reference in this Item 4, this Statement is being filed in connection with the acquisition of Class A Shares by Verne pursuant to the Share Subscription Agreement. As a result of the transactions described in this Statement, the Reporting Persons acquired 2.1% of the Issuer’s outstanding Ordinary Shares. The Reporting Persons acquired the Subscription Shares for investment purposes.

Consistent with such purposes, and subject to the limitations, rules and requirements under applicable law, limitations under the charter and bylaws of the Issuer, as well as any restrictions under the transaction documents described under Item 6 below, the Reporting Persons may engage in communications with, without limitation, management of the Issuer, one or more members of the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer.

Although the Reporting Persons have no present intention to acquire additional securities of the Issuer, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer,

CUSIP No.	89977P106

through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in the Statement. Notwithstanding anything contained herein, each of Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Statement or in the transaction documents described herein, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has any present plans or proposals that relate to or would result in:

(a)                            The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,

(b)                            An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer,

(c)                             A sale or transfer of a material amount of assets of the Issuer,

(d)                            Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(e)                             Any material change in the present capitalization or dividend policy of the Issuer,

(f)                              Any other material change in the Issuer’s business or corporate structure,

(g)                             Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)                            A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(i)                                A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or

(j)                               Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

CUSIP No.	89977P106

Pursuant to the Share Subscription Agreement, on the Closing Date, Verne acquired 4,104,137 Class A Shares, representing 2.1% of the Issuer’s outstanding Ordinary Shares or 4.8% of the Issuer’s outstanding Class A Shares. After acquiring the Subscription Shares, Verne’s beneficial ownership in the Issuer increased to 4,104,137 Class A Shares, representing 4.8% of the Issuer’s outstanding Class A Shares, and 6,949,997 Class B Shares, representing 6.6% of the Issuer’s outstanding Class B Shares.

After Verne’s acquisition of the Subscription Shares, Mr. Haifeng Yan’s beneficial ownership in the Issuer increased to 13,333,816 Ordinary Shares, representing 6.9% of the Issuer’s outstanding Ordinary Shares. The 13,333,816 Ordinary Shares beneficially owned by Mr. Yan comprise of (i) 4,104,137 Class A Shares and 6,949,997 Class B Shares beneficially owned by Verne, as described above, and (ii) 2,279,682 Class A Shares that Mr. Yan has the right to acquire upon exercise of options within 60 days after the Closing Date.

Verne is wholly owned by Magic Worldwide Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yan’s family is the beneficiary. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Yan may be deemed to beneficially own all of the Shares of the Issuer held by Verne.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of the Reporting Persons is based on 192,072,453 Ordinary Shares outstanding as of the Closing Date, consisting of  86,124,407 Class A Shares and 105,948,046 Class B Shares after the issuance of Class A Shares contemplated in the Share Subscription Agreement, which includes the 6,000,000 Class A Shares issued to the depositary bank of the Issuer under reservation for future grants under the Issuer’s share incentive plan.

Based on their holdings of Ordinary Shares, Verne and Mr. Haifeng Yan control 6.4% and 6.6% of the total voting power of the outstanding Ordinary Shares of the Issuer as of the Closing Date, respectively. The percentages of voting power was calculated by dividing the voting power beneficially owned by the Reporting Persons by the voting power of all of the Issuer’s holders of Class A Shares and Class B Shares as a single class as of the Closing Date.  Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no person identified in Schedule A hereto beneficially owns any Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

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Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Share Subscription Agreement. Verne, together with (i) Unicorn, a special purpose vehicle of Hony Capital, (ii) JD.com E-commerce (Investment) Hong Kong Corporation Limited, a special purpose vehicle of JD.com Inc. (Nasdaq: JD), (iii) Ctrip Investment Holding Ltd., a subsidiary of Ctrip.com International, Ltd. (Nasdaq: CTRP) and (iv) Dragon Rabbit Capital Limited, a personal holding companies of the Issuer’s chief executive officer, entered into a Share Subscription Agreement with Issuer on December 15, 2014. Pursuant to the Share Subscription Agreement, the Issuer issued to Verne 4,104,137 Class A Shares, representing 2.1% of the Issuer’s outstanding Ordinary Shares, 4.8% of the Issuer’s outstanding Class A Shares and 0.4% of total voting power at the Issuer, at the Closing Date. The Share Subscription Agreement contains customary representations, warranties and indemnities from each of Verne, Unicorn, JD.com E-commerce (Investment) Hong Kong Corporation Limited, Ctrip Investment holding Ltd, Dragon Rabbit Capital Limited and the Issuer for a transaction of this nature.

Pursuant to the Share Subscription Agreement, Verne will not (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the Subscription Shares or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subscription Shares until after 6 months following the Closing Date. However, this lock-up restriction does not apply any pledge of, or any charge or other security interest in any or all of the Subscription Shares.

Loan Agreement. Verne entered into a Loan Agreement with Unicorn on December 30, 2014 (the “Loan Agreement”), pursuant to which Verne shall pay all interests and repay the principal amount under the Loan on the maturity date, which is December 31, 2015 and may be extended to January 20, 2016 upon mutual agreement of Verne and Unicorn in writing. Verne may prepay the whole or any part of the Loan from time to time before the maturity date without penalty or premium.

Share Mortgage. In connection with the Loan Agreement, Verne entered into a Share Mortgage with Unicorn on December 30, 2014 (the “Share Mortgage”), pursuant to which Verne granted mortgage in favor of Unicorn over certain shares it held in the Issuer to secure Verne’s obligations under the Loan Agreement.

The foregoing description of the Share Subscription Agreement, the Loan Agreement and the Share Mortgage does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Share Subscription Agreement, the Loan Agreement and the Share Mortgage. A copy of the Share Subscription Agreement, the Loan Agreement and the Share Mortgage is filed as Exhibit 99.B, Exhibit 99.C and Exhibit 99.D hereto respectively and is incorporated herein by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

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Item 7.   Material to be Filed as Exhibits.

Exhibit No.	Description

99.A	Joint Filing Agreement, dated January 4, 2015, between Mr. Haifeng Yan and Verne Capital Limited.

99.B

Share Subscription Agreement, dated as of December 15, 2014, between Tuniu Corporation, JD.com E-commerce (Investment) Hong Kong Corporation Limited, Unicorn Riches Limited, Ctrip Investment Holding Ltd., Verne Capital Limited and Dragon Rabbit Capital Limited.

99.C*	Loan Agreement, dated as of December 30, 2014, between Verne Capital Limited and Unicorn Riches Limited.

99.D	Share Mortgage, dated as of December 30, 2014, between Verne Capital Limited and Unicorn Riches Limited.

* Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2015	Haifeng Yan

/s/ Haifeng Yan

Verne Capital Limited

	By:	/s/ Haifeng Yan
	Name:	Haifeng Yan
	Title:	Director

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SCHEDULE A

Directors and Executive Officers of Verne Capital Limited

The names of the directors and the names and titles of the executive officers of Verne and their principal occupations are set forth below. The business address of each of the directors and executive officers is Tuniu Building No. 699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China.

Name	Position with Verne	Present Principal Occupation	Citizenship
Directors:
Haifeng Yan	Director	Director and Chief Operating Officer of Tuniu Corporation	P.R. China

Executive Officers:
N/A